Exhibit 99.1

GOLD STANDARD’S STEPOUT AND INFILL DRILLING INTERSECTS THICK INTERVALS OF OXIDE GOLD IN THE NORTHERN AND SOUTHEASTERN PORTIONS OF DARK STAR

Oxide intercepts include 51.8m of 1.07 g Au/t, 22.9m of 1.92 g Au/t, and 39.6m of 1.25 g Au/t

March 26, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported more oxide gold results from 30 reverse-circulation (“RC”) infill and stepout holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. With this news release, results have now been reported for 67 of the 70 RC holes completed in the Dark Star 2019 Phase 1 drilling program.

In the northern portion of the deposit, two stepout holes confirm extensions to thick zones of oxide mineralization identified during the 2018 infill program. DR19-26 intersected 51.8m of 1.07 g Au/t, including 16.8m of 2.58 g Au/t; and DR19-15 intersected 22.9m of 1.92 g Au/t, including 13.7m of 3.04 g Au/t (refer to the Dark Star drill hole plan map at the following link https://goldstandardv.com/drill-maps/march-26-2019-drill-map/). In the southern portion of the deposit, nine infill and step out holes intersected thick intervals of oxide mineralization that begin at the current topographic surface. In both locations, oxide mineralization remains open for resource expansion.

In the 2019 Phase 1 program, 10,503m of drilling have been completed in 70 RC holes. These holes are testing new targets at depth below the current resource model, and lateral resource expansion opportunities adjacent to the current Dark Star resource. The 2019 program will also infill the current resource to approximately 30m drill spacings for conversion to measured and indicated classification.

Jonathan Awde, CEO and Director of Gold Standard commented: “Our exploration success at Railroad-Pinion over the past five years has made it one of the largest undeveloped oxide gold resources in Nevada. The Preliminary Feasibility Study now in progress has the goal to demonstrate that our project is amongst the best potential new Nevada oxide, heap leach projects outside the Barrick-Newmont Joint Venture. Drilling to date has focused on upgrading the shallow oxide resource and extending it laterally but new drilling will now focus on deeper, reduced mineralization characteristic of the large, higher grade deposits on the Carlin Trend.”

Key Highlights from Dark Star:

  In the northern portion of the deposit, two stepout holes intersected thick zones of oxide mineralization including: 22.9m of 1.92 g Au/t, including 13.7m of 3.04 g Au/t in DR19-15; and 51.8m of 1.07 g Au/t, including 16.8m of 2.58 g Au/t in DR19-26. These holes extend oxide mineralization approximately 50m north of DR18-110, which intersected 109.7m of 1.00 g Au/t including 24.4m of 2.05 g Au/t (see November 15, 2018 news release). Mineralization remains open to the north and northwest for resource expansion.

  In the southeastern portion of the deposit, nine infill and stepout holes (DR19-49, -55, -57, -58, - 59, -64, -65, -70, -71) intersected thick intervals of oxide mineralization that begin at or near the current topographic surface. Drill intercepts either confirm or exceed the current resource block model for grade and thickness. Significant intercepts include: 88.4m of 0.61 g Au/t in DR19-57; 54.9m of 0.85 g Au/t, including 13.7m of 2.06 g Au/t in DR19-58; 39.6m of 1.25 g Au/t, including 15.2m of 2.02 g Au/t in DR19-65; 33.5m of 0.70 g Au/t, including 6.1m of 1.25 g Au/t in DR19-

  70; and 62.5m of 0.86 g Au/t, including 18.3m of 1.38 g Au/t in DR19-71. Mineralization remains open to the east and south for resource expansion.

  In the central portion of the deposit, infill holes DR19-01, -06, -60 and -62 indicate that oxide mineralization is more continuous then previously modeled along the northwest-striking Saddle Fault. Additional infill and stepout drilling will be required in this portion of the resource.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR19-01	RC		-90	205.7	100.6-120.4	19.8	0.22
					125.0-137.2	12.2	0.28
DR19-06	RC		-90	201.2	74.7-89.9	15.2	0.21
					140.2-152.4	12.2	0.36
DR19-11	RC	90	-70	400.8	186.0-202.7	16.7	0.14
					269.8-275.9	6.1	0.41
DR19-12	RC		-90	364.2	1.5-7.6	6.1	0.15
					97.6-126.6	29.0	0.25
DR19-13	RC		-90	160.0	No significant results
DR19-14	RC		-90	175.3	45.7-47.2	1.5	0.27
DR19-15	RC		-90	288.0	135.7-150.9	15.2	0.61
					181.4-208.8	27.4	0.29
					230.2-253.1	22.9	1.92
				Including	234.8-248.5	13.7	3.04
DR19-26	RC		-90	333.8	111.3-157.0	45.7	0.45
					201.2-253.0	51.8	1.07
				Including	222.5-239.3	16.8	2.58
DR19-27	RC		-90	300.2	No significant results
DR19-28	RC		-90	292.6	No significant results
DR19-29	RC		-90	323.1	No significant results
DR19-35	RC		-90	97.5	16.8-61.0	44.2	0.44
				Including	51.8-59.4	7.6	1.38
					68.6-80.8	12.2	0.68
DR19-41	RC		-90	89.9	No significant results
DR19-49	RC		-90	61.0	0-30.5	30.5	0.40
DR19-53	RC	90	-82	105.2	19.8-36.6	16.8	0.37
DR19-54	RC	270	-85	147.8	32.0-45.7	13.7	0.19
DR19-55	RC		-90	51.8	0-32.0	32.0	0.48
DR19-56	RC		-90	42.7	3.1-10.7	7.6	1.01
DR19-57	RC	71	-70	135.6	0-88.4	88.4	0.61
DR19-58	RC		-90	172.2	7.6-38.1	30.5	0.30
					54.9-109.8	54.9	0.85
				Including	73.2-86.9	13.7	2.06
DR19-59	RC		-90	85.3	0-70.1	70.1	0.47
DR19-60	RC		-90	45.7	0-22.9	22.9	0.28
DR19-61	RC		-90	106.7	0-3.1	3.1	0.21
DR19-62	RC		-90	76.2	16.8-32.0	15.2	0.20
					44.2-67.1	22.9	0.32
DR19-63	RC		-90	91.4	4.6-10.7	6.1	0.15
DR19-64	RC		-90	68.6	0-32.0	32.0	0.52
				Including	0-4.6	4.6	1.74
DR19-65	RC		-90	56.4	0-39.6	39.6	1.25
				Including	4.6-19.8	15.2	2.02
DR19-70	RC		-90	65.5	0-33.5	33.5	0.70

			Including	1.5-7.6	6.1	1.25
			Including	22.9-29.0	6.1	1.24
DR19-71	RC	-90	79.2	0-62.5	62.5	0.86
			Including	10.7-18.3	7.6	1.21
			Including	25.9-44.2	18.3	1.38
				62.5-65.6	6.1	0.22
DR19-72	RC	-90	336.8	No significant results

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “Concurrent with the drill program, GSV continues to progress through engineering, metallurgical, permitting, and economic studies required to put the project into potential production. At present the South Railroad project (Dark Star and Pinion combined) is an exciting mix of assay results, site plans, pad designs, and power requirements that continue to move GSV down the development path for this project.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling

715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option, expansion and re-estimation of mineral resource estimates, the preliminary feasibility study we have commenced work on, and statements regarding potential production are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com